

*ᵏʷ*
3/14/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB Number: | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response ........ 12.00 | |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Mail Processing
Section

MAR 04 2014

| SEC FILE NUMBER |
|---|
| 8-67752 |

14048121

FACING PAGE
Wasnington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2013_____ AND ENDING _____12/31/2013_____
                                           MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equinox Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____760 S. Rochester Avenue, Suite E_____
(No. and Street)

_____Ontario, California  91761_____
       (City)                (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Stephen Oliveira____                    ____(909) 218-8950____
                                                  (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____BOROS & FARRINGTON_____
(Name - if individual, state last, first, middle name)

_____11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128_____
  (Address)              (City)                   (State)            (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |
| |

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a
statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Stephen Oliveira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equinox Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>                                                   None                                                   </u>

See Attached
Document

_____
Signature

_____
President
Title

_____
**Notary Public**

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

State of **California**

County of **San Bernardino**

On __February 27th__ 2014, before me, **Ryan Peraza, Notary Public** personally appeared

__Stephen Oliveira__

who proved to me on the basis of satisfactory evidence to be the persons(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct

WITNESS my hand and official seal.

Ryan Peraza, Notary Public
Commission #1907763

RYAN PERAZA
COMM. #1907763
NOTARY PUBLIC - CALIFORNIA
SAN BERNARDINO COUNTY
My Comm. Expires Oct. 10, 2014
BCT4

# EQUINOX SECURITIES, INC.

## Table of Contents

**Boros & Farrington**

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

## Independent Auditor's Report

Board of Directors
Equinox Securities, Inc.

We have audited the accompanying financial statements of Equinox Securities, Inc. which comprise the statements of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equinox Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, and III is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Boros & Farrington APC*

Boros & Farrington APC
San Diego, California
February 24, 2014

# EQUINOX SECURITIES, INC.

## Statement of Financial Condition

## December 31, 2013

### ASSETS

| | |
|---|---:|
| Cash | $ 5,928 |
| Deposits with clearing organization | 25,941 |
| Commissions receivable | 29,847 |
| Other receivables | 7,201 |
| Securities owned | 5,575 |
| Prepaid expenses and other assets | 8,400 |
| Property, furniture, and equipment at cost less accumulated depreciation of $8,344 | 2,573 |
| | $ 85,465 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Liabilities | |
| Accounts payable and accrued liabilities | $ 28,681 |
| Due to financial institutions | 30,097 |
| Total liabilities | 58,778 |
| | |
| Stockholder's equity | |
| Common stock, 1,000,000 shares authorized | 25,000 |
| Additional paid-in capital | 143,265 |
| Accumulated deficit | (141,578) |
| Total stockholder's equity | 26,687 |
| | $ 85,465 |

*See notes to financial statements.*

3

# EQUINOX SECURITIES, INC.

## Statement of Operations

## Year Ended December 31, 2013

| | |
|---|---|
| Revenues | |
| Commissions and fees | $ 498,064 |
| Investment income | 6,721 |
| Reimbursed expenses | 54,142 |
| Sublease income | 10,500 |
| Other income | 29,761 |
| Total revenues | 599,188 |
| | |
| Expenses | |
| Commissions and clearing charges | 353,193 |
| Outside services | 38,640 |
| Compensation and benefits | 71,903 |
| Occupancy | 55,165 |
| Travel and entertainment | 19,736 |
| Communications | 25,227 |
| Regulatory fees | 23,333 |
| Information services | 18,020 |
| Supplies | 7,766 |
| Interest | 5,631 |
| Depreciation | 2,427 |
| Other operating expenses | 6,262 |
| | 627,303 |
| | |
| Net loss | $ (28,115) |

*See notes to financial statements.*

4

# EQUINOX SECURITIES, INC.

## Statement of Changes in Stockholder's Equity
### Year Ended December 31, 2013

|  | Common Stock | | Additional Paid-in | Accumulated |
|  | *Shares* | *Amount* | *Capital* | *Deficit* |
|---|---|---|---|---|
| Balance, beginning of year | 20,000 | $25,000 | $134,200 | $(113,463) |
| Capital contributions | - | - | 9,065 | - |
| Net loss | - | - | - | (28,115) |
| Balance, end of year | 20,000 | $25,000 | $143,265 | $(141,578) |

## Statement of Liabilities Subordinated to Claims of General Creditors
### Year Ended December 31, 2013

| | |
|---|---|
| Balance, beginning of year | $ - |
| Increases | - |
| Decreases | - |
| Balance, end of year | $ - |

*See notes to financial statements.*

# EQUINOX SECURITIES, INC.

## Statement of Cash Flows

## Year Ended December 31, 2013

Cash flows from operating activities

| | |
|---|---|
| Net loss | $(28,115) |

Adjustments to reconcile net loss to net
cash from operating activities

| | |
|---|---|
| Depreciation | 2,427 |

Changes in operating assets and liabilities

| | |
|---|---|
| Commissions receivable | (29,096) |
| Other receivables | (1,403) |
| Prepaid expenses and other assets | 4,235 |
| Accounts payable and accrued liabilities | 16,414 |
| Net cash from operating activities | (35,538) |

Net cash from investing activities

| | |
|---|---|
| Capital expenditures | (164) |
| Securities owned | 29,473 |
| | 29,309 |

Net cash from financing activities

| | |
|---|---|
| Due to financial institutions | (23,130) |
| Capital contributions | 9,065 |
| | (14,065) |

| | |
|---|---|
| Net decrease in cash | (20,294) |
| Cash, beginning of year | 26,222 |
| Cash, end of year | $ 5,928 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Interest paid | $ 5,631 |
| Income taxes paid | $    - |

*See notes to financial statements.*

6

# EQUINOX SECURITIES, INC.

## Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   *The Company.* Equinox Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   *Accounting Estimates.* The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   *Revenue Recognition.* Security transactions and the related commission revenue are recorded on a settlement date basis.

   *Income Taxes.* The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

   *Concentration of Credit Risk.* The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

   *Financial Instruments.* The carrying values reflected in the statement of financial condition at December 31, 2013 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2013.

2. **Fair Value Measurements**

   The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

   - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

   - Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

   - Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   The following is a description of the valuation methodologies used for assets measured at fair value.

   - Debt securities: Valued at quoted market prices.

- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned |  |  |  |  |
| Debt securities | $ 68 | $ - | $ - | $ 68 |
| Equity securities | 5,507 | - | - | 5,507 |
|  | $5,575 | $ - | $ - | $5,575 |

## 3. COMMITMENTS AND CONTINGENCIES

*Settlement of Securities Transactions.* As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2013, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*Operating Lease.* The Company leases its facility under a short-term operating lease. Rent expense was approximately $21,000 for 2013.

## 4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2013 was 8.39 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2013, the Company had net capital of $7,002 which was $2,002 in excess of the amount required by the SEC.

## 5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

# EQUINOX SECURITIES, INC.

## Schedule I
## Computation of Net Capital
## Pursuant to SEC Rule 15c3-1

## December 31, 2013

|  | Audited Financial Statements | FOCUS X-17A-5 Part IIA | Differences |
|---|---|---|---|
| Total stockholders' equity | $ 26,687 | $ 54,431 | $(27,744) |
| Less non-allowable assets |  |  |  |
| Cash | (263) | - | (263) |
| Other receivables | (3,367) | (11,836) | 8,469 |
| Securities owned | (5,000) | (5,000) | - |
| Prepaid expenses and other assets | (8,400) | (12,709) | 4,309 |
| Property, furniture, and equipment | (2,573) | (2,167) | (406) |
| Net capital before haircuts on security positions | 7,084 | 22,719 | (15,635) |
| Haircuts on security positions |  |  |  |
| Securities owned | (77) | (5,076) | 4,999 |
| Net capital | 7,007 | 17,643 | (10,636) |
| Less minimum net capital | 5,000 | 5,000 | - |
| Excess net capital | $ 2,007 | $ 12,643 | $(10,636) |
| Total aggregate indebtedness | $ 58,778 | $ 39,162 | $ 19,616 |
| Ratio of aggregate indebtedness to net capital | 8.39 | 2.22 |  |

Note: The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2013 result primarily from audit adjustments to prepaid expenses, accumulated depreciation, accounts payable, accrued liabilities, and haircuts on security positions.

# EQUINOX SECURITIES, INC.

**Schedule II**
**Computation for Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**

**December 31, 2013**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2013; and a reconciliation to that calculation is not included herein.

# EQUINOX SECURITIES, INC.

**Schedule III**
**Information Relating to the Possession or Control Requirements**
**Pursuant to Rule 15c3-3**

**December 31, 2013**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6792
borosfarrington@msn.com

## Independent Auditor's Report On Internal Control
## Required by SEC Rule 17a-5(g)(1)

Board of Directors
Equinox Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Equinox Securities, Inc. (the "Company") as of for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

12

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify the following deficiency in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

## Material Weakness

The Company failed to accrue material accounts payable and accrued liabilities as of December 31, 2013. Accordingly, earnings and net capital were materially overstated.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were **not** adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Boros & Farrington APC*

Boros & Farrington APC
San Diego, California
February 24, 2014

# Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

1̶1̶7̶7̶0̶ Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6704
borosfarrington@msn.com

## SIPC Supplemental Report

Board of Directors
Equinox Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Equinox Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**BOROS & FARRINGTON APC**
San Diego, California
February 24, 2014

# EQUINOX SECURITIES, INC.

## Determination of "SIPC Net Operating Revenues"
## General Assessment
## And Schedule of Payments
## Pursuant to SEC Rule 17a-5(e)(4)

### Year Ended December 31, 2013

| | |
|---|---:|
| Total revenue | $ 599,188 |
| Deductions | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures | (26,562) |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | (36,000) |
| Net gain from securities in investment accounts | (6,721) |
| Other revenue not related directly or indirectly to the securities business | |
| Reimbursed expenses | (54,142) |
| Sublease income | (10,500) |
| 40% of margin interest earned on customer securities accounts | (183) |
| SIPC net operating revenues | $ 465,080 |
| General assessment @ .0025 | $ 1,163 |
| Less payments | - |
| Balance due | $ 1,163 |